EXHIBIT 12 - STATEMENT  RE: COMPUTATION  OF  RATIO  OF  EARNINGS  TO  FIXED  CHARGES
(UNAUDITED)

	Three Months Ended		Fiscal Years Ended
	May 3,	May 5,	February 2,	February 3,	January 28,	January 29,	January 31,
(in thousands)	2008	2007	2008	2007*	2006	2005	2004

Consolidated pretax income	$3,684	$65,122	$60,518	$253,842	$125,791	$175,832	$7,904
Fixed charges (less capitalized interest)	27,339	25,135	111,552	106,136	121,416	157,314	202,432
Distributed income of equity investees	1,162	-	9,403	9,393	8,858	9,059	5,991

EARNINGS	$32,185	$90,257	$181,473	$369,371	$256,065	$342,205	$216,327

Interest	$22,113	$20,736	$91,556	$87,642	$105,570	$139,056	$181,065
Capitalized interest	812	1,233	6,312	4,365	6,092	4,485	2,622
Interest factor in rent expense	5,226	4,399	19,996	18,494	15,846	18,258	21,367

FIXED CHARGES	$28,151	$26,368	$117,864	$110,501	$127,508	$161,799	$205,054

Ratio of earnings to fixed charges	1.14	3.42	1.54	3.34	2.01	2.12	1.05

* 53 Weeks